SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE 142nd

 ANNUAL BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, State of Paraná. 2. DATE AND TIME: September 11, 2013 – 2:30 p.m. 3. PRESIDING: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. AGENDA AND RESOLUTIONS TAKEN:

I.	Approval of the revision of the Board of Directors’ Charter;
II.	Approval of the Audit Committee’s activities report for the first half of 2013;
III.	Approval of the revision of the Audit Committee’s Charter;
IV.	Approval of the Board of Director’s annual meeting agenda for 2014;
V.

Approval of the corporate guarantee grant proposal by Companhia Paranaense de Energia - Copel, for the issue of debentures of Centrais Elétricas do Rio Jordão S.A. - Elejor, proportional to the interest held in the capital stock, in compliance with the provisions of its Bylaws;

VI.	Approval of the negotiation of CRC between Copel (Holding Company) and Copel Distribuição S.A. - Copel DIS to settle the loan agreement between the parties;
VII.	Approval of the submission to the Annual Shareholders' Meeting of the proposals to: i. amend the Bylaws of Companhia Paranaense de Energia - Copel; and ii. create wholly-owned subsidiaries;
VIII.	Presentation of information on the Rural Nocturnal Tariff and the advanced settlement of the CRC; and
IX.	Approval of the formation of a holding company to manage Copel's wind farm in the State of Rio Grande do Norte.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary; CARLOS HOMERO GIACOMINI, JOSÉ RICHA FILHO, MARCO AURÉLIO ROGERI ARMELIN; MAURÍCIO BORGES LEMOS; NATALINO DAS NEVES NEY AMILTON CALDAS FERREIRA; and PAULO PROCOPIAK DE AGUIAR.

The full minutes of the 142nd Annual Board of Director’s Meeting of Copel were drawn up in the Company’s records, book number 6, filed with the Paraná State Registry commerce under number 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.